Exhibit 5

RECENT DEVELOPMENTS

This Exhibit 5 provides information that supplements the information about Colombia contained in Colombia’s 2021 Annual Report on Form 18-K for the fiscal year ended December 31, 2021 (“2021 Annual Report”), filed with the SEC on September 30, 2022, and as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2021 Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2021 Annual Report.

Republic of Colombia

Domestic Initiatives

The new macroeconomic and financial context could generate a larger differential in the Fuel Price Stabilization Fund (FEPC) price than the one projected in the Medium-Term Fiscal Framework. Therefore, the Government is working on the implementation of a plan to reduce such deficit. This plan consists of i) an increase in the fuel prices to reduce the spread between local and international prices, and ii) the payment of the deficit that the fund is accumulating, complying with the fiscal rule.

The Government is committed to the implementation of the referred plan. As example of the above mentioned, since October 2022, the Producer Income (Ingreso al Productor -IP) for gasoline and diesel began to be adjusted. The adjustments in the diesel’s IP have had no effect on the retail price due to the fall in the international prices of biofuels.

On October 11, 2022, the Senate approved the second debate of the Political Reform project that includes: (i) democratization of political parties, through popular, internal or inter-party consultations; (ii) anticipated financing for political campaigns and predominantly through public (state) funding; (iii) re-elections to the Senate, Chamber, Assemblies, Councils, and Junta Administrativa Local (“JAL”) limited to three terms; (iv) from 2026, and for two legislative periods, closed and blocked lists to the Senate, Chamber, Councils, Assemblies and JAL; (v) permission to members of congress, at the request of the parties, to become part of the executive; (vi) maintaining of conflict of interest rules for members of congress; (vii) gender equality in the composition of lists for collegiate bodies (Senate, Chamber, Council, Assemblies, and JAL).

On November 1, 2022, through Decree 2113, 2022, the government declared a National Disaster Situation for 12 months, due to the rainy season caused by “La Niña” natural phenomenon that began in August 2022 and is expected to last until December 2022. Therefore, there are flood threats in 22 departments of the country due to the probability of floods and flash floods, as well as a high probability of landslides in 519 municipalities of 24 of the country’s departments.

On November 16, 2022, the Senate approved the tax reform project, the legal and fiscal tool that will provide additional revenue to the Government of approximately Ps.20 trillion. The main objectives of the tax reform are: (i) ensure a sufficient financing of social spending, that in turn is essential to eradicate hunger and to reduce poverty and inequality, (ii) promote productive development, necessary to improve the quality of life of Colombians and move forward in the productive transformation; and (iii) expand the sources of income necessary for the stability of public finances (Ministry of Finance and Public Credit, 2022). As of November 18, 2022, the text of the reform is up for presidential sanction, after having been approved and reconciled in the Congress of the Republic.

On November 15, 2022, the director of the National Planning Department (DNP), Jorge Iván González, released the first version of what will be the National Development Plan (PND) 2022-2026, “Colombia, World Power of Life’, where the goals to be met in the short, medium and long term are defined for the next four years. This first version consists of 235 pages submitted for consideration by the National Planning Council (CNP), for discussion by representatives of the territorial entities and the different sectors that make up civil society (economic, social, ecological, and cultural).

On November 19, 2022, the Minister of Labor, Gloria Ine´s Ram´lrez, announced that negotiations for an increase in the minimum wage for 2023, will commence on November 30. First figures will be publicly disclosed between December 5 and 6, 2022, and the first legal deadline for the issuance of the minimum wage decree will be December 30.

Guerilla Activity

On August 19, 2022, the ELN released six members of the Armed Forces who had been kidnapped in the department of Arauca.

On October 4, 2022, President Petro announced the resumption of peace talks with the ELN.

On November 4, 2022, President Petro signed the extension of Law 418 of Total Peace, which allows the Government to continue with negotiations with armed insurgents and criminal organizations.

On November 19, 2022, a confrontation on the Putumayo border was attributed to FARC dissident illegal armed groups “Comando de la Frontrera” and “Frente Carolina Ram´lrez”.

On November 21, 2022, the Government resumed peace talks with the ELN in Caracas, Venezuela, after a suspension of almost four years and after the country re-established diplomatic relations with Venezuela.

Criminal Activity

The level of criminal activity in Colombia has generally shown a decreasing trend since August 2002. As of September 2022, 10,315 incidents of homicide were reported, a decrease of 3.1% compared to the same period in 2021, during which 10,641 incidents of homicide were reported. During the third quarter of 2022, 133 incidents of kidnapping were reported, compared to 132 incidents of kidnapping reported in the same period in 2021. Incidents of terrorism increased 128% from 190 in the third quarter of 2021 to 433 compared to the same period of 2022.

Unconventional Reservoir Projects

On October 20, 2022, the Government announced that more than 330 current contracts for the exploration and extraction of hydrocarbons will have guarantees for their continuity and execution.

On November 3, 2022, the Minister of Mines and Energy, Irene Vélez, reassured the public that the Government will not end all mining and oil exploration and extraction in Colombia including regions such as the Magdalena Medio. Instead, the Government plans to facilitate what will be an energy transition guaranteeing the reliability and stability of the energy system, the sources of employment and the economic resources coming from the sector.

On November 9, 2022, The Government, headed by the Minister of Mines and Energy presented the “Construction of principles, methodology and launch of the Social Dialogue to define the Roadmap for the Just Energy Transition in Colombia, in the context of the United Nations Conference on Climate Change COP27, in Egypt. The roadmap for the energy transition designed to be built through technical analysis and existing regulations such as Law 2099 of 2021 and CONPES 4075 of 2022.

On November 16, 2022, during the “V Cumbre del Petróleo, Gas y Energía”, the Minister of Mines and Energy indicated that the Ministry established a technical committee together with the National Hydrocarbons Agency (ANH) and the Colombian Oil and Gas Association (ACP), to analyze 380 contracts currently in place and identify bottlenecks for those which are halted, due to public order, social conflict or environmental procedures, among others. Such review will be conducted in order to guarantee exploratory activities agreed to in the referred contracts, as well as to benefit from the contribution of contracts in the development and production phases.

Corruption Investigations

On July 28, 2022, the Attorney General dismissed and disqualified 12 years the former senator of the Republic Bernardo Miguel Elías Vidal, for acts of corruption, benefiting an Odebrecht firm in the processing of contractual agreements, in achieving the signing of one amendment to the contract corresponding to the Ocaña-Gamarra section of the Ruta del Sol—Section II, and took steps to sign a tax stability agreement between the Government and said firm.

On September 28, 2022, The Attorney General dismissed and disqualified for 18 years the former president of the National Infrastructure Agency (“ANI”), Luis Fernando Andrade Moreno, for irregularities in the amendments to the Concession contract for the Ruta del Sol in Sector II (Puerto Salgar—San Roque), which favored the Ruta del Sol S.A.S. made up of companies from the Odebrecht group.

Covid-19

As of November 15, 2022, a total of 89.5 million doses of COVID-19 vaccines have been administered in Colombia.

As of November 24, 2022, COVID-19 infections in Colombia totaled 2,333 active cases.

Monkeypox Virus

As of November 15, 2022, monkeypox virus infections in Colombia totaled 246 active cases.

Foreign Affairs and International Organizations

Migration

On September 26, 2022, the Norte de Santander border between Colombia and Venezuela was reopened, after being closed since February 2019.

On October 7, 2022, the Minister of Finance and Public Credit, José Antonio Ocampo, announced the signing of the International Coffee Agreement, in search of a more active and committed participation of public and private actors, to improve conditions and achieve the industry sustainability.

On October 18, 2022, the Ministry of Foreign Affairs announced that United Kingdom will lift tourist visa requirements for Colombians starting on November 9, 2022.

On November 1, 2022, President Gustavo Petro and President Nicolás Maduro of Venezuela met in person. This is the first meeting between Presidents of the two countries in approximately six years. During the meeting the presidents discussed: (i) strengthening commercial ties with the reopening of the border of Colombia and Venezuela; (ii) the joint fight against drug trafficking; (iii) the fight for the defense of the Amazon rainforest and (iv) the proposal for Venezuela to rejoin the Inter-American Human Rights System and the Andean Community (CAN).

Economy

Gross Domestic Product

In the third quarter of 2022, real GDP grew by 7.0% in real terms compared to the same period of 2021.

According to preliminary data, in the third quarter of 2022 the manufacturing sector grew by 7.3% in real terms and represented approximately 12.3% of GDP, compared to 18.4% growth in the same period of 2021. Agriculture, livestock, fishing and forestry sector shrank by 1.1% in real terms in the third quarter of 2022 compared to the third quarter of 2021, and that sector accounted for approximately 5.7% of GDP. Construction activity increased by 13.8% in real terms in the third quarter of 2022, compared to an increase of 3.1% in the same quarter of 2021 and accounted for approximately 4.8% of GDP. Mining activity (including oil) increased by 0.25% in real terms in the third quarter of 2022, compared to an increase of 4.2% in the same period of 2021, and represented approximately 3.8% of GDP. The electricity, gas and water sector grew by 2.7% in real terms in the third quarter of 2022, compared to growth of 7.3% in the same period of 2021 and represented approximately 2.9% of GDP.

According to preliminary figures, gross fixed public investment represented 15.9% of GDP in the third quarter of 2022 and registered a growth of 1.6% in comparison to the same period of 2021. Gross fixed private investment, which represented 76.1% of GDP in the second quarter of 2022, registered a 14.6% increase compared to the same period in 2021.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2017 through September 2022, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2017	2018	2019	2020	2021	2022
January	11.7%	11.8%	12.8%	13.0%	17.5%	14.6%
February	10.5	10.8	11.8	12.2	15.5	12.9
March	9.7	9.4	10.8	12.6	14.7	12.1
April	8.9	9.5	10.3	19.8	15.5	11.2
May	9.4	9.7	10.5	21.4	15.2	10.6
June	8.7	9.1	9.4	19.8	14.6	11.3
July	9.7	9.7	10.7	20.2	13.1	11.0
August	9.1	9.2	10.8	16.8	12.9	10.6
September	9.2	9.5	10.2	15.8	12.0	10.7
October	8.6	9.1	9.8	14.7	12.0
November	8.4	8.8	9.3	13.3	11.5
December	8.6	9.7	9.5	13.4	11.1

(1)	Unemployment rate is defined as the unemployed population divided by the labor force. Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

		2022
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	14.7%	15.0%	14.5%
Mining and quarrying	1.2%	1.3%	1.1%
Manufacturing	10.6%	10.3%	10.7%
Electricity, gas and water supply	1.5%	1.4%	1.5%
Construction	7.2%	7.0%	7.0%
Retail, hotels and restaurants	25.1%	24.4%	24.9%

		2022
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Transport, storage and communications	9.0%	9.3%	9.0%
Financial intermediation	1.9%	1.8%	2.0%
Real estate, renting and business activities	8.7%	8.6%	9.1%
Community, social and personal services	20.2%	20.9%	20.2%
Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

Colombia’s current account registered deficits from 2019 to 2021, recording shortfalls of U.S.$14,808 million in 2019, U.S.$9,347 million in 2020, U.S.$17,621 million in 2021 and as of June 2022 a deficit of U.S.$10,199 million in 2022. In 2019, the trade balance registered a deficit of U.S.$9,863 million, an increase of U.S.$3,469 million compared to 2018, mainly due to a decrease of U.S.$2,337 million in exports primarily caused by a decrease in exports of coal, which decreased U.S.$1,780 million, or 23.9%. In 2020, the trade balance registered a deficit of U.S.$8,870 million, a decrease of U.S.$993 million from 2019. The lower deficit was mainly due to a decrease in imports of U.S.$9,340 million primarily caused by a decrease in imports of raw materials and intermediate products, which decreased by U.S.$4,326 million, or 18.3%, compared to 2019, and a decrease in imports of capital goods and construction materials of U.S.$3,058 million, or 18.5%, compared to 2019. In 2021, the trade balance registered a deficit of U.S.$13,984 million, an increase of U.S.$5,114 million compared to 2020, mainly due to an increase of U.S.$15,540 million in imports primarily caused by an increase in imports of raw materials and intermediate products of U.S.$10,903 million, or 56.4%. In the second quarter of 2022, the trade balance registered a deficit of U.S.$1,823 million, a decrease of U.S.$1,725 million compared to the same period in 2021. This was mainly due to an increase of U.S.$6,946 million in exports primarily caused by an increase in exports of coal, which increased U.S.$5,562 million, or 158% compared to the same period of 2021.

In recent years, Colombia has registered deficits in the primary income of the current account because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. In the second quarter of 2022, Colombia registered a deficit in the primary income of the current account of U.S.$4,723 million. The secondary income category, however, registered inflows of U.S.$2,843 million in the second quarter of 2022. In the second quarter of 2022, the deficit in the services category recorded an improvement compared to the same period in 2021, mainly due to a higher income of U.S.$2,989 million.

In the second quarter of 2022, Colombia registered a capital account deficit of U.S.$5,164 million, 38.4% higher than the deficit in the same period of 2021. Total foreign investment decreased by 45.5% compared to the second quarter of 2021, from U.S.$7,128 million to U.S.$3,883 million. Net direct investment increased by U.S.$2,240 million and net portfolio investment decreased by U.S.$5,485 million compared to the same period of 2021.

In the first quarter of 2022, net acquisition of financial assets increased by U.S.$510 million and the net incurrence of liabilities increased by U.S.$2,750 million compared to the same period of 2021.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated.

Merchandise Exports to Major Trading Partners

	2017	2018	2019(1)	2020(1)	2021(1)	As of September 30, 2022(1)
United States	33.4%	28.1%	27.5%	22.6%	35.3%	27.5%
Venezuela	1.0%	0.9%	0.5%	0.5%	1.18%	1.1%
China	7.0%	11.0%	10.9%	7.0%	11.88%	3.6%
Netherlands	4.9%	2.7%	2.9%	1.8%	3.24%	4.8%
Ecuador	4.6%	4.9%	4.7%	3.7%	5.72%	3.4%
Panama	7.8%	7.7%	5.6%	3.6%	7.7%	11.4%
Spain	3.1%	3.1%	1.2%	1.3%	2.37%	2.8%
Chile	3.3%	3.1%	2.3%	2.0%	3.56%	3.0%
Peru	3.6%	3.1%	2.7%	2.2%	3.56%	2.0%
Brazil	4.3%	4.1%	3.5%	3.2%	6.6%	4.4%
India	0.9%	1.4%	0.8%	2.0%	7.2%	4.5%
United Kingdom	1.3%	1.1%	1.1%	1.0%	1.5%	1.2%
Switzerland	1.1%	0.9%	0.4%	0.3%	0.5%	0.2%
Others	23.9%	27.9%	35.9%	48.9%	10.3%	30.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Sources: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2017(2)(3)	2018(2)(3)	2019(2)(3)	2020(2)(3)	2021(2)(3)	As of September 30, 2022
United States	26.0%	25.2%	25.1%	24.1%	23.6%	25.9%
Mexico	7.6%	7.8%	7.5%	6.9%	6.5%	5.5%
China	18.9%	20.6%	20.8%	23.8%	23.1%	23.1%
Panama	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Switzerland	0.9%	0.9%	0.9%	0.9%	0.7%	0.5%
South Korea	1.7%	1.6%	1.3%	1.5%	1.5%	1.3%
Germany	4.1%	4.3%	4.2%	3.8%	3.5%	3.1%
Brazil	5.0%	5.5%	6.0%	5.7%	5.7%	6.7%
Chile	1.5%	1.4%	1.2%	1.4%	1.2%	1.3%
Japan	2.7%	2.5%	2.3%	2.0%	2.1%	1.8%
Spain	2.1%	1.9%	1.9%	1.8%	2.1%	1.9%
Uruguay	0.1%	0.1%	0.1%	0.2%	0.1%	0.1%
Ecuador	1.6%	1.6%	1.6%	1.9%	1.4%	1.3%
Others	27.8%	26.4%	26.9%	39.4%	28.2%	27.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Correspond to country of purchase.
(2)	Preliminary.
(3)	Annual variation according to dollar amounts (FOB).

Sources: DANE and National Directorate of Customs and Taxes.

As of September 2022, Colombia’s three major import partners (CIF) were the United States, China and Brazil; representing 25.9%, 23.1% and 6.7%, respectively.

As of September 2022, Colombia’s three major export partners (FOB) were the United States, Panamá and Netherlands, representing 26.0%, 10.7% and 4.5%, respectively.

As of November 14, 2022, Colombia did not have any trade agreements with Russia.

On November 16, 2022, Peru reinstated the 0% tariff for 10 products imported from Colombia, as a result of Colombia reestablishing free trade for rice between the two countries.

Monetary System

On November 25, 2022, the Council of State canceled the appointment of Alberto Carrasquilla Barrera as member of the board of directors of Banco de la Repu´ blica in application of article 4 of Law 581 of 2000, which establishes the minimum participation of women in the highest decision-making levels at 30% (gender quota). As such, the board of directors is required to be composed of no less than two women.

Interest Rates and Inflation

As of November 14, 2022, the Fixed Term Deposit rate (“DTF”) was 12.7%.

On September 30, 2022, Banco de la República increased the discount rate by 100 basis points to 10.00% due to inflation expectations for 2022.

On October 31, 2022, Banco de la República increased the discount rate by additional 100 basis points to 11.00% due to inflation expectations for 2022.

The 12-month change in Consumer Price Index (“CPI”) as of October 30, 2022, was 12.2%.

As of October 31, 2022, the year-over-year Producer Price Index (“PPI”) increased by an estimated 25.5%, mainly due to increases in prices of mining (37.4%) and agriculture, livestock and fishing (39.7%) and of industrial prices (18.2%).

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2022
January	6.9	29.4	3.5
February	8.0	31.1	4.3
March	8.5	33.8	5.0
April	9.2	34.3	6.0
May	9.0	34.6	7.0
June	9.7	31.6	7.7
July	10.2	33.0	9.3
August	10.8	29.1	10.6
September	11.44	27.3	11.0
October	12.22	25.5	11.6

(1)	Percentage change over the previous 12 months at the end of each month indicated.
(2)	Average for each indicated month in 2022, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average

2022	(pesos per U.S. dollar)		(Avg. 2010=100)
January	4,000.72	3,982.60	158.26
February	3,938.36	3,910.64	155.70
March	3,805.52	3,748.15	155.14
April	3,796.39	3,966.27	154.48
May	4,027.60	3,912.34	151.20
June	3,922.50	4,127.47	150.91
July	4,394.01	4,300.30	147.16
August	4,326.77	4,400.16	146.36
September	4,437.31	4,532.07	143.39
October	4,714.96	4,819.42

(1)	Representative market rate as calculated by the Financial Superintendency.
(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. From May 2015 Real Exchange Rate Index base is 2010. Producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 use the new methodology described above.

(3)	The Real Exchange Rate Index figures for 2022 are preliminary.
Source:	Superintendencia Financiera, Banco de la República.

International Reserves

As of October 30, 2022, gross international reserves decreased by U.S.$2,188.9 million to U.S.$56,398.9 million, compared to December 2021.

As of November 14, 2022, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

Public Sector Finance

2022 Budget

On July 29, 2022, the Ministry of Finance presented to the Congress the draft General Budget of the Nation for 2023 (“the 2023 Budget”) amounting to Ps. 391.4 trillion, a 11% increase over the 2021 budget.

On September 21, 2022, the joint Senate and Chamber Economic Commission approved the draft 2023 Budget in the first debate, with an addition of Ps. 14.1 trillion for a total amount of Ps. 405.6 trillion.

On October 18, 2022, Congress approved the 2023 Budget for the fiscal period from January 1, 2023, toDecember 31, 2023, for Ps. 405.6 trillion. The 2023 Budget will allow expanding investment in infrastructure and in the social spending in all departments. The 2023 Budget has as its purpose social equity and equitable distribution throughout the country. According to the Minister of Finance and Public Credit, the 2023 Budget represents 27.7% of GDP and an increase of 15.1% compared to the previous year. According to what was approved, Ps. 253.6 trillion will be allocated for operations; Ps. 77.9 trillion for debt service, and Ps. 74.0 trillion for investment. The sectors with the highest allocations are education (Ps. 54.8 trillion); health and social protection (Ps. 50.2 trillion); Ministry of Finance and Public Credit (Ps. 48.7 trillion); defense and police (Ps. 48.3 trillion); labor, (Ps. 37.9 trillion) and social inclusion and reconciliation (Ps. 17.8 trillion).

On November 23, 2022, the Senate approved the Biannual Royalties Budget Law 2023 - 2024, for an amount of U.S. $31.3 billion, equivalent to 2.1% of GDP. This law is in compliance with article 361 of the Political Constitution, which favors the decentralization of state resources to the regions. The approved budget is 81% higher than the previous one, with an increase of U.S. $14 billion, the highest assigned to the regions since the entry into operation of the General Royalty System (“SGR”) in 2012.

Public Sector Debt

In the first half of 2022, Central Government gross debt totaled Ps. 795,721 billion, equivalent to 58.4% of GDP, of which internal debt totaled Ps. 493,710 billion (36.3% of GDP) and external debt totaled Ps. 302,011 (22.2% of GDP). In the first half of 2022, net debt of the Central Government totaled Ps. 759,676 billion, equivalent to 55.8% of GDP, of which internal debt totaled Ps. 461,694 billion (33.9% of GDP) and external debt totaled Ps. 297,982 billion (21.9% of GDP).

Public Sector Internal Debt

As of September 30, 2022, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 495.9 trillion, compared to Ps. 435.7 trillion as of September 30, 2021.

On October 17, 2022, the Ministry of Finance and Public Credit concluded the primary issuance of Public Debt Securities (“TES”), through auctions for 2022. As of October 17, 2022, the Ministry of Finance and Public Credit had issued Ps. 33.75 trillion during 2022. This amount represents 90% of what was expected to be obtained in the local public debt market at the beginning of the year.

The following table shows the direct internal funded debt of the Central Government as of September 30, 2022, by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

(In millions of Ps.)

	As of September 30, 2021	As of September 30, 2022
	(In million COP)	(In million COP)
Treasury Bonds	Ps. 379,648,822	Ps. 434,646,798
Treasury Bonds (short term)	12,136,998	11,405,069
Pension Bonds	7,037,223	6,300,297
Peace Bonds	835	771
Constant Value Bonds	1,136,945	1,027,234
Others(1)	1,894,518	1,930,028
Security Bonds	1	1
Treasury notes	21,153,504	30,923,407
Solidarity notes	12,719,620	9,741,703

Total	435,728,465	495,975,308

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government totaled Ps. 72.7 billion as of October 31, 2022.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of September 30, 2021		As of September 30, 2022
Central Government	U.S.	$69,910	U.S.	$73,359
Public Entities(2)
Guaranteed		1,665		1,436
Non-Guaranteed		25,201		24,119

Total External Funded Debt	U.S.	$96,776	U.S.	$98,914

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of September 30, 2021, and September 30, 2022, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of September, 30, 2021			As of September 30, 2022

	(In millions of U.S. dollars)
Multilaterals	U.S.$		30,956	U.S.$		33,504
IDB			10,365			11,546
World Bank			12,764			13,665
Others			7,827			8,293
Commercial Banks			8,104			5,870
Export Credit Institutions			3,254			2,648
Bonds			49,307			51,739
Foreign Governments			5,153			5,153
Suppliers			3			0

Total		U.S.$	93,776		U.S.$	98,914

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of September 30, 2021, and September 30, 2022, respectively.

Source: Debt Registry Office Ministry of Finance.